                                                                      Exhibit 23




                           CONSENT OF INDEPENDENT AUDITORS


The Board of Directors and
the Retirement Committee
Ceridian Corporation:

We consent to incorporation by reference in the registration statement (No. 33-56325) on Form S-8 of Ceridian Corporation of our report dated June 12, 1998, relating to the statements of net assets available for benefits with fund information of the Ceridian Corporation Savings and Investment Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information and related supplemental schedules for the year ended December 31, 1997 which report appears elsewhere in this December 31, 1997 annual report on Form 11-K of the Ceridian Corporation Savings and Investment Plan.



/s/ KPMG Peat Marwick LLP


Minneapolis, Minnesota
June 26, 1998


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